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     SECURITIES AND EXCHANGE COMMISSIONSECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-C
                    Report by Issuer of Securities Quoted on
                            The NASDAQ Stock Market

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                              CNB BANCSHARES, INC.
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                 (Exact name of issuer as specified in charter)

              20 N.W. Third Street, Evansville, Indiana 47739-0001
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                    (Address of principal executive offices)

                                 (812) 464-3400
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                (Issuer's telephone number, including area code)

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security:      Common Stock
                       -------------------------------------------

2. Number of shares outstanding before the change:      16,968,893
                                                    --------------

3. Number of shares outstanding after the change:     17,815,068
                                                   ---------------

4. Effective date of change:      November 20, 1995
                              ------------------------------------

5. Method of change:      Distribution of 5% Stock Dividend
                      --------------------------------------------
   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:

On November 20, 1995, 846,175 shares of common stock were issued to shareholders of record on October 30, 1995, in connection with a 5% stock dividend which was declared on October 18, 1995. Cash was paid in lieu of fractional shares.

II.       CHANGE IN NAME OF ISSUER

          Not applicable.

Dated: November 24, 1995          /s/ Randall L. Braun
                                  --------------------------------
                                  Randall L. Braun, Vice President